Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Income before income taxes	$757,277	$855,552	$567,194	$844,247	$734,770

Equity in net income or loss of investees	(82,113)	4,844	3,458	(947)	52,238
Fixed charges	147,046	93,573	73,065	67,767	33,304
Watford preference dividends (1)	(19,264)	(19,264)	(19,264)	(14,448)	—

Income available for fixed charges	$802,946	$934,705	$624,453	$896,619	$820,312

Fixed charges:
Interest and amortization on indebtedness	117,431	66,252	45,874	45,634	27,060
Watford preference dividends (1)	19,264	19,264	19,264	14,448	—
Estimate of interest component within rental expense, net of sublease income (2)	10,351	8,057	7,927	7,685	6,244
Total fixed charges	147,046	93,573	73,065	67,767	33,304

Preference dividends (3)	46,041	28,070	21,938	21,938	21,938

Total fixed charges and preference dividends	$193,087	$121,643	$95,003	$89,705	$55,242

Ratio of earnings to fixed charges	5.5	10.0	8.5	13.2	24.6

Ratio of earnings to fixed charges and preference dividends	4.2	7.7	6.6	10.0	14.8

(1)	Dividends attributable to preference shares issued by Watford Holdings Ltd.

(2)	Represents a reasonable approximation of the interest cost component of rental expense, net of sublease income, incurred by the Company.

(3)	Dividends attributable to preference shares issued by Arch Capital.